
Mail Stop 7010

June 15, 2007

<u>Via U.S. mail and facsimile</u>

Mr. Jeffry B. Johnson
Scott's Liquid Gold-Inc.
Treasurer and Chief Financial Officer
4880 Havana Street
Denver, Colorado 80239

   RE: Form 10-KSB for the fiscal year ended December 31, 2006
      Form 10-QSB for the period ended March 31, 2007
        File No. 1-13458

Dear Mr. Johnson:

   We have reviewed your response letter dated June 1, 2007 and have the following additional comments. If you disagree with our comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<p style="text-align:center"><u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006</u></p>

<u>Notes to Financial Statements</u>

<u>Note 1. Organization and Summary of Significant Accounting Policies</u>

<u>(k) Revenue Recognition, page 29</u>

1. We note your response to prior comment 3. You state that skin care products throughout the industry are sold with an unwritten "right of return" such that products will be repurchased if not sold through to the consumer. Please address the following:

- Please provide us with an explanation of how you meet each of the criteria of paragraph 6 of SFAS 48 to demonstrate how you determined it is appropriate to recognize revenue at the time of sale for your skin care products. For example, it is not clear if the customer would be required to pay you for products in the event of theft or physical destruction or damage. In a similar manner to your response, please address your manufactured line of premium products separately from your value priced skin care products;
- Please provide us with additional information regarding the terms under which you are obligated to repurchase your skin care products, including the price at which you are required to repurchase at the price the products were originally sold. Please address whether the price you are required to repurchase the products will be adjusted to cover any costs incurred by the customer in purchasing or holding the products. Refer to Question 2 of SAB Topic 13:A.2;
- Please provide us with an analysis which addresses each of the factors listed in paragraph 8 of SFAS 48 and Question 1 of SAB Topic 13:A.4.b. to demonstrate your ability to make a reasonable estimate of your returns related to your skin care products. If any of these factors do exist, please address how you are able to overcome the factor to arrive at a reasonable estimate. In a similar manner to your response, please address your manufactured line of premium products separately from your value priced skin care products; and
- Please tell us more about your methodology used to determine the appropriate reserves on a quarterly basis, including whether this reserve is determined on a product by product basis and what factors you consider. Please also provide us with a schedule summarizing the changes in your skin care products return reserves account for each of the past three years and current interim period. This schedule should show the balance of the reserve at the beginning of each period, any additions to the reserve recorded as a reduction of sales during the period, any reserves used during the period, and the ending balance.   Please provide this separately for your manufactured line of premium products from your value priced skin care products.

Note 2. Inventories, page 32

2. We note your response to prior comment 2. Please tell us the amount of finished goods written off by each product line for each of the three prior years and current interim period. Please tell us more about your sales through close-out channels. Please help us understand at what point you determine it is appropriate to sell through these channels. For example, is it based on when unit sales of a particular product hit a certain level? Please also tell us how these products are typically priced when selling through these channels and whether you are typically able to sell these products for prices in excess of the original cost.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Senior Assistant Chief Accountant